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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

SEP 1 1 2015

SEC FILE NUMBER
8- 69201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___05/20/14___ AND ENDING___06/30/15___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFM (US) Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

114 W 47th Street, 26th Floor
                        (No. and Street)

New York	NY	10036-1510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Mordue   212.784.2270
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
                        (Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Peter Mordue _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFM (US) Securities, LLC _____, as of June 30 _____, 20 15 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFM (US) SECURITIES, LLC
(A Limited Liability Company)

JUNE 30, 2015

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:	Page



COHN⦸REZNICK

ACCOUNTING · TAX · ADVISORY

CohnReznick LLP

cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
IFM (US) Securities, LLC

We have audited the accompanying statement of financial condition of IFM (US) Securities, LLC (a limited liability company and wholly-owned subsidiary of IFM Investors (US), LLC) (the "Company") as of June 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
September 10, 2015

IFM (US) SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Cash	$ 1,087,032
Receivables from Parent	541,754
Prepaid expenses	4,886
Total assets	**$ 1,633,672**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 44,630
Member's equity	1,589,042
Total liabilities and member's equity	**$ 1,633,672**

IFM (US) SECURITIES, LLC
(A Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENT
JUNE 30, 2015

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

IFM (US) Securities, LLC (the "Company") is a wholly-owned subsidiary of IFM Investors (US), LLC (the "Parent"). The Company was organized on November 19, 2012 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company markets limited partnership interests of private funds managed by advisory affiliates.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Revenues are recognized as cost plus 15% reimbursement from the Parent in the form of fee income.

Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes
As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the parent for tax purposes. The Company has no unrecognized tax benefits at June 30, 2015. As of June 30, 2015, the Parent allocated $327,372 of tax expenses to the Company as follows:

City Tax	$	64,336
State Tax		57,185
Federal Tax		205,851
Total Tax	$	327,372

Uncertain tax positions
In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," The Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3. RELATED PARTY TRANSACTIONS

Administration fees
Pursuant to an Expense Sharing Agreement, the Company reimburses the Parent for allocated salaries, rent, communication and other expenses paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors.

Fee revenue
The Company receives fees based on the cost plus 15% reimbursement from the Parent. As of June 30, 2015, $541,754 was outstanding and due from the Parent.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2015, the Company had net capital, as defined, of $1,042,402, which exceeded the required minimum net capital of $5,000 by $1,037,402. Aggregate indebtedness at June 30, 2015 totaled $44,630. The Company's percentage of aggregate indebtedness to net capital was 4.28%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred June 30, 2015, through September 10, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.